Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 22, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley, Esq.
Erin Jaskot, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	RC Driven Holdings LLC
Draft Registration Statement on Form S-1
Submitted March 26, 2020
CIK No. 0001804745

Ladies and Gentlemen:

On behalf of RC Driven Holdings LLC, a Delaware limited liability company (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on March 26, 2020.

Amendment No. 2 is being confidentially submitted to the Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 29, 2020 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto and have also provided copies of Amendment No. 2, marked to indicate changes from Amendment No. 1 to the Registration Statement confidentially submitted on May 11, 2020. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2020

Basis of Presentation, page ii

1.	We note your revised disclosure in response to comment 2. Please further revise your disclosure in the Prospectus Summary and elsewhere that you discuss system-wide sales to clearly state that system-wide sales are not your revenues and are not included in your financial statements. Please also discuss and quantify the amount of franchise royalty fees that you earned from franchise-owned store sales, and the percentage of your revenue that is based on royalty fees versus sales from company-owned stores.

The Company has revised the Registration Statement to further discuss system-wide sales and franchise royalties and fees revenue in response to the Staff’s comment. Please see pages iii, 66 and 67 of Amendment No. 2.

Use of Non-GAAP Financial Information, page iii

2.	We note your response to comment 3 and the revised disclosure, but you did not fully address our comment. Please further revise your disclosure to clarify that the related intangible assets are directly related to the generation of revenue which is included in the Non-GAAP measure.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages iv of Amendment No. 2.

Prospectus Summary

Driven Brands’ Overview, page 1

3.	We note your response to comment 5, and your revisions removing “actionable” from your disclosure. Please clarify in your disclosure what is meant by “we have a franchise new unit pipeline of more than 400 committed locations as of December 28, 2019.” Specifically, please define committed locations. For example, disclose whether you have formal or informal, written or verbal, or any other agreements with these locations.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 7, 65, 86, 92 and 100 of Amendment No. 2.

Recent Growth and Performance, page 2

4.	We note your response to comment 2, but it is not completely responsive to our comment. While you have amended your disclosure to more prominently display net income over Adjusted EBITDA in the bulleted list before your graphic, you have not provided a figure in the graphic representing net income. Please provide this figure in your graphic, or tell us why you have not done so.

The Company has revised the Registration Statement in response to the Staff’s comment to include a graphic representing net income as well as adjusted net income. Please see pages 2 and 87 of Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2020

Summary Historical Consolidated Financial and Other Data, page 13

5.	In the table on page 14, the reconciliation of net income to Adjusted EBITDA and Acquisition Adjusted EBITDA presents pro forma financial information for the year ended December 26, 2015. Please tell us how your disclosure complies with Item 10(e)(1)(i)(A) of Regulation S-K, since you present the pro forma financial information without presenting the historical financial information for 2015 or any other year until 2018. You may also refer to Question 102.10 in our Compliance & Disclosure Interpretations on the use of non-GAAP financial measures, released April 4, 2018.

Roark Capital Management, LLC (“Roark”) acquired the Company on April 17, 2015. Since that time, Roark and the Company’s management team have worked together to grow the business organically and through acquisitions, including material acquisitions in the latter half of 2015. The Company believes it is important to depict to investors the impact of Roark’s ownership since inception and the growth of the Company over that period.

Due to the timing of Roark’s acquisition of the Company, U.S. GAAP financial statements are available from December 28, 2014 to April 16, 2015 (“Predecessor” period) as well as April 17, 2015 to December 26, 2015 (“Successor” period) and collectively represent U.S. GAAP results available for 2015. However, as the Predecessor and Successor periods are on a different basis of presentation and include certain transaction costs and tax impacts of the acquisition that are not indicative of the operations of the Company, the Company has elected to present 2015 on a pro forma basis as if the Roark acquisition occurred at the beginning of the period.

The Company has revised the Registration Statement in response to the Staff’s comment to provide equal prominence to the U.S. GAAP measure by presenting 2015 Predecessor and Successor U.S. GAAP net loss amounts and the total pro forma adjustments to arrive at 2015 pro forma net income, which is used to reconcile to 2015 pro forma adjusted net income and 2015 pro forma adjusted EBITDA. Please see pages 15 and 16 of Amendment No. 2.

In addition, to further clarify that certain 2015 measures are presented on a pro forma basis within the Prospectus Summary, the Company has revised the footnote language on pages 2 and 87 of the Registration Statement to indicate the 2015 revenue, net income, adjusted net income and adjusted EBITDA amounts are presented on a pro forma basis. Further, the footnote was revised to state the location of the reconciliation of 2015 pro forma net income, pro forma adjusted net income, and pro forma adjusted EBITDA to the most closely comparable U.S. GAAP metric.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2020

6.	We note your disclosure on page iii that Free Cash Flow Conversion should not be construed as an alternative to your cash flows under GAAP measures of liquidity, and you have included the measure because it provides management and investors with additional information to measure your performance. Given this disclosure and the terminology used for the measure, please explain to us what you are trying to convey to readers, and clarify in your disclosure why it is useful to investors and how management uses it to measure performance. If it is a liquidity measure, please provide a reconciliation to operating cash flows. Please also consider relabeling the metric or explain to us why the existing terminology is an accurate portrayal of the measure.

In response to the Staff’s comment, the Company has relabeled the “Free Cash Flow Conversion” metric as “Capital Efficiency Ratio” throughout the Registration Statement. The Capital Efficiency Ratio is intended to convey to readers that the Company has an asset-light business model which generates consistent, recurring revenue and strong operating margins, and requires limited maintenance capital expenditures, resulting in meaningful shareholder value creation.

The Company has also revised the Registration Statement in response to the Staff’s comment to provide clarity as to how the metric is useful to investors and how management uses the metric to measure performance. To further support that the metric is used to evaluate performance, this metric was also added as a key performance indicator throughout the Registration Statement. Please see pages iii, iv, 14, 17 and 67 of Amendment No. 2.

Risk Factors

Risks Relating to Our Business

“Our business is affected by the financial results of our franchisees.” , page 19

7.	We note your response to comment 11 and your amended disclosure on page 19. Please amend your disclosure to include the substance of your response, that “[i]n certain circumstances, the Company may be the lessor under a master lease for a location that is operated by a franchisee. When this occurs, the Company then subleases the real estate to the operating franchisee and collects rent, which is then used to pay rent to its landlord under the master lease. In the event a franchisee fails to obtain appropriate financing and is unable to pay rent under a sublease, the Company is obligated to pay rent under the master lease. Currently, the Company is in such arrangements for less than 3% of all franchised locations.”

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 20 of Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Growth and Performance, page 77

8.	We note your response to comment 21, and your amended disclosure that “the 2015 and 2019 revenue, and resulting CAGR, figures are not comparable.” In this regard, please tell us how it is appropriate to include in the graphic on page 78, the figure representing revenue and growth in CAGR between 2015 and 2019, if these figures are not comparable. Alternatively, please revise the graphic to remove the revenue-related figure from your graphic.

The Company has provided U.S. GAAP figures in the graphic and does not believe the adoption of the new revenue recognition standard subsequent to fiscal 2015 materially affects the comparability of the revenue growth rate between 2015 and 2019. The Company has revised the Registration Statement in response to the Staff’s comment to discuss the impact of the adoption of the new revenue recognition standard and to disclose the portion of the CAGR contributed by advertising contributions, so that investors can understand the effect on comparability. Please see pages 2 and 87 of Amendment No. 2.

Consolidated Financial Statements, page F-1

9.	Please update your financial statements in accordance with Rule 3-01 of Regulation S-X.

The Company has updated its financial statements in accordance with Rule 3-01 of Regulation S-X. Please see F-35 through F-49 of Amendment No. 2.

*                    *                     *

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2020

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Matthew L. Barnett at (212) 373-3103.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:    Tiffany Mason

RC Driven Holdings LLC

Scott O’Melia, Esq.

RC Driven Holdings LLC

Blake Clardy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Matthew L. Barnett, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP